Exhibit 21.1

Real Goods Solar, Inc.

Subsidiaries	State or Country of Incorporation or Registration
Real Goods Energy Tech, Inc.(1)	Colorado
Regrid Power, Inc. (1)	California
Independent Energy Systems (2)	California
Real Goods Trading Corporation(2)	California
Real Goods Marin, Inc.(2)	California
Marin Solar, Inc.(2)	California
Real Goods Carlson, Inc.(2)	California

(1)	Owned by Real Goods Solar, Inc.
(2)	Owned by Real Goods Energy Tech, Inc.

This list may omit subsidiaries which, considered in the aggregate, would not constitute a significant subsidiary.